November 21, 2025

Alan Snyder
Chief Executive Officer
aShareX Series LLC
10990 Wilshire Blvd., Suite 1150
Los Angeles, CA 90024

       Re: aShareX Series LLC
           Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A Filed September 16, 2025
           File No. 024-12351
Dear Alan Snyder:

       We have reviewed your amendment and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A filed September 16,
2025
Description of Business
Traditional Auctions and Fixed Price Auctions
Fixed Price Auction Bidding Process, page 37

1. Please provide additional specificity as to when the "defined pre-bid phase prior to the
       Offering" and "Bid Period" referenced elsewhere will begin and end, particularly in relation to the qualification of the post-qualification amendment. In this regard, it is unclear whether you intend to accept "pre-bids" prior to qualification under the fixed price auction model. If you intend to accept such pre-bids, please confirm and clearly disclose whether such pre-bids will be non-binding and subject to affirmative confirmation after qualification, as you state with respect to the traditional auction model. Refer to Rule 255 under the Securities Act of 1933.
 November 21, 2025
Page 2
Appendix D
The Collectible Car (Series 12), page 81

2. Please elaborate on the current ownership status of the Series 12 asset and disclose how its purchase price was determined. Explain whether and how you have obtained the right to purchase such asset if the fixed price auction is successful. To the extent there are risks of variations in the purchase price or inability to acquire the asset, please provide appropriate risk factor disclosure. Additionally, to the extent you have entered into an asset purchase agreement related to the Series 12 asset, please disclose the material terms of such agreement in Appendix D and file the agreement as a material contract. Refer to Item 17(6) of Part III of Form 1-A.
General

3. Where you describe the "fixed price auction" model early in the filing, please provide additional detail as to how the offering differs fundamentally from the "traditional auction" model. For example, explain, if true, that the price of the asset has been established by third parties or direct negotiations between the applicable parties and is not being set through a bidding process. Please tell us your consideration of characterizing this offering as an "auction," as it appears to resemble a more typical subscription for shares on a first come, first served basis, with a minimum/maximum aggregate offering amount.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Alison Pear